SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated June 12, 2012 regarding a relevant matter.

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, June 12, 2012

Mr. Chairman of the
Comisión Nacional de Valores
Lic. Alejandro Vanoli

RE.: Art.23 of the Listing Rules

Dear Sir,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that today the telecommunications services rendered by Telecom Argentina and its subsidiary Telecom Personal in the northern part of the country were affected for two and a half hours due to a cut in the fibre optic network in the proximities of the city of Escobar.

It was identified that third parties not related to Telecom Argentina executing roadwork caused the cut in the fibre optic network at 7 kilometres of the City of Escobar and this affected the service.

The Company, through a contingency plan, was able to restore the affected services at approximately 7:00 PM.

Telecom Argentina is investigating and evaluating the informed incident.

Yours sincerely,

Telecom Argentina S.A.

/s/ Pedro Insussarry
Reponsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	June 12, 2012	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman